

VENTAS, INC. (NYSE: VTR)
CURING A DECADE OF UNDERPERFORMANCE

APRIL 2022

L&B

www.CureVentas.com



LEGAL DISCLOSURE

VENTAS®



TABLE OF CONTENTS

1.	Executive Summary	4
2.	Persistent Underperformance	9
3.	A Failure of Oversight	18
4.	Why Board Change is Necessary	33
5.	The Right Shareholder Representative	43

LANDandBUILDINGS

www.CureVentas.com

1. EXECUTIVE SUMMARY

LAND & BUILDINGS OVERVIEW

VENTAS®

DECADES OF EXPERTISE IN THE REIT INDUSTRY

- Firm Background
  - Land & Buildings Investment Management, LLC (together with its affiliates, “Land & Buildings”) is an SEC-registered investment advisor founded in 2008 and located in Stamford, Connecticut
  - Invests in the publicly traded shares of global REITs and real estate-related companies
- Investment Strategy
  - Long-term investment horizon
  - Invests primarily in companies with discounted valuations and high growth that are likely to come in above expectations
  - Aims to maintain and nurture constructive relationships with portfolio companies
  - Land & Buildings has generated a substantial return for its investors on 33 completed active engagements over the past decade
- 100% Focused on Real Estate
  - Founder and Chief Investment Officer Jonathan Litt has dedicated his career to researching, analyzing and investing in public and private real estate
  - Prior to founding Land & Buildings, Jonathan Litt was Managing Director at Citigroup where he was responsible for Global Property Investment Strategy from 2000 to March 2008
  - Jonathan Litt led the #1 Institutional Investor All American Real Estate Research Team for 8 years and was a top ranked analyst for 13 years while at Citigroup, PaineWebber and Salomon Brothers



Associated Estates | MGM RESORTS INTERNATIONAL™ | AMERICAN CAMPUS COMMUNITIES | LXP INDUSTRIAL TRUST | MACK-CALI® | Taubman | LIBERTY PROPERTY TRUST | AMERICAN Homes 4 Rent | QTS® | NorthStar ASSET MANAGEMENT

Source: SEC filings, Green Street

LANDandBUILDINGS

www.CureVentas.com

5



EXECUTIVE SUMMARY

WHY A REAL INVESTOR REPRESENTATIVE IS NEEDED IN THE VENTAS BOARDROOM

Ventas' decade of underperformance

- The Company and its management team are highly regarded – but for years, the reality has not matched the narrative in terms of performance for shareholders
- Ventas has significantly underperformed over the past 10, 5, 3 and 1-year periods compared to both its closest peer (Welltower Inc.) and the broader Healthcare REIT universe
- The decline goes back much further than the COVID-19 pandemic, and reveals a Board that has become comfortable with a sub-par status quo

Self-inflicted missteps have eroded investor value and confidence

- A string of capital allocation, investor communications and corporate governance errors have resulted in a loss of credibility for Ventas
- Most notably, the Board has seemingly not properly overseen management's deployment of capital – resulting in ill-advised acquisitions that have come back to harm shareholders
- Ventas has consistently failed to accurately set expectations with the financial community and repeatedly had to "pivot" away from targets and strategic goals – further eroding investor trust

Electing Jonathan Litt will enhance shareholder accountability, capital allocation discipline and corporate governance principles in our view

- Mr. Litt's election to the Board – in place of Lead Presiding Director James Shelton – and appointment to the Investment Committee would ensure shareholders have a voice on future capital deployment and operational strategy
- The Board's defensive maneuvers, as evidenced by its bad faith engagement and reactive appointment of a new director previously tapped to play the same role as a "Land & Buildings blocker," demonstrates the need for fresh voices and a more shareholder-friendly posture

> **IT'S TIME TO CURE VENTAS AND ENSURE THE COMPANY'S RETURNS CAN ONCE AGAIN LIVE UP TO ITS REPUTATION BY VOTING ON THE <u>BLUE</u> CARD**

VENTAS COMPANY OVERVIEW

VENTAS®

A $35B HEALTHCARE REIT

- Ventas, an S&P 500 company, operates at the intersection of two powerful and dynamic industries – healthcare and real estate
- Portfolio of approximately 1,200 properties is buoyed by the demographic tailwind of a large and growing aging population
- Senior housing communities comprise approximately half of the net operating income and a majority of the asset value of the Company, with two-thirds of these assets operated under a RIDEA structure, or senior housing operating portfolio (SHOP)
- Additionally, the Company owns large portfolios of medical office, life science, inpatient rehabilitation facilities, long-term acute care facilities, and hospitals

Portfolio Exposure and Geographic Exposure (as of 4Q21)


Find address or place
Ontario
Calgary
Vancouver
Montana
North Dakota
Minnesota
Ottawa
Maine
Idaho
South Dakota
Nebraska
Iowa
Detroit
UNITED
STATES
Kansas
Nevada
Utah
Missouri
Kentucky
Washington
Arizona
New Mexico
Georgia
Monterrey
Gulf of Mexico
MEXICO
Havana
CUBA
Guadalajara
Mexico City
Port-au-Prince
Santo Domingo
Guatemala
Caribbean Sea

Senior Housing Communities	Medical Office Buildings	Life Science, Research and Innovation	Healthcare Systems & Post-Acute Care
➢ 819 communities ➢ >60,000 operating units	➢ 311 buildings ➢ >14,000 providers ➢ ~160 Hospital/Health System Affiliations	➢ 43 centers ➢ >17 top-tier research universities ➢ >$1.4 billion development pipeline	➢ >6,500 beds ➢ >1.5 million patient days annually

Source: SEC filings, Green Street


VENTAS IS POSITIONED TO BENEFIT FROM STRONG DEMOGRAPHICS

- Strong secular demographic demand tailwinds
  - The 80+ demographic will be the fastest-growing age cohort over the next decade
  - Adoption of senior housing likely to accelerate as seniors have accumulated more wealth given strong home price appreciation
  - Higher penetration rate of senior housing will likely cause demand to exceed supply resulting in strong pricing power

- Senior housing supply is modest
  - Rising construction costs, tighter financing environment and higher interest rates are keeping new senior housing development muted
  - New senior construction starts peaked 4 years ago and have been declining steadily

80+ Population Growing Rapidly



New Supply Growth Modest



Source: Company filings

2. PERSISTENT UNDERPERFORMANCE



WHY WELLTOWER IS THE RIGHT BENCHMARK TO JUDGE VENTAS

VENTAS®

VENTAS AND WELLTOWER ARE CLOSEST PEERS

Similar Portfolios, Primarily Comprised of Senior Housing

Asset Mix (% of 4Q21 NOI)		
	VTR	WELL
Senior Housing (RIDEA)	31%	39%
Senior Housing (NNN)	16%	24%
Medical Office Buildings	22%	23%
Skilled Nursing	1%	9%
Acute and Post-Acute Care	18%	5%
Life Science/Other	12%	-

Similar Size, Tenure and Private Market Valuation

Key Metrics		
Current	VTR	WELL
Market Cap (MM)	$ 22.4B	$ 38.9B
SHOP Units	62,000	76,000
Enterprise Value	$34.8B	$54.7B
Leverage	7.2x	6.9x
Green St. Applied Cap Rate	4.8%	5.0%
AFFO Multiple	22.1x	26.6x

Welltower (WELL) is VTR's most comparable peer by far in terms of portfolio mix, quality and size

Source: Company filings, Bloomberg, Green Street
Note: Data through 3/04/2022 or 4Q21 disclosures as applicable



VENTAS SHOULD BE <u>OUTPERFORMING</u> WELLTOWER

VTR OWNS A SUPERIOR, BETTER POSITIONED PORTFOLIO

- Despite VTR's superior portfolio and better positioned portfolio of assets, VTR has substantially underperformed WELL across all relevant shareholder return and earnings growth metrics over the past decade

Why Ventas was positioned to outperform Welltower				
	VTR		WELL	
Private-Pay Senior Housing Exposure severely impacted by the pandemic and oversupply	✓	LOWER	✗	HIGHER
Skilled Nursing (i.e. nursing home) Exposure — severely impacted by the pandemic	✓	DE MINIMIS	✗	HIGHER
Life Science Exposure — thrived pre- and post-pandemic	✓	10%	✗	NONE
Green Street, leading independent third-party REIT research firm, private market multiple applied	✓	HIGHER	✗	LOWER

Source: Company filings; Green Street



VENTAS HAS CONSISTENTLY UNDERPERFORMED

COMPANY HAS FAILED TO DELIVER FOR SHAREHOLDERS OVER THE PAST DECADE

- Ventas has underperformed its closest peer Welltower (WELL), its Healthcare REIT peers, the REIT Index, and the S&P 500 in the last 10-, 5-, 3- and 1-year periods

- The FTSE NAREIT Equity Health Care Index is comprised of healthcare REITs and as Ventas states in its 2022 proxy: "because a significant portion of our business is in healthcare, this is an appropriate index against which we should compare our long-term TSR performance."
  - Despite the lower quality, sub-scale nature of many REITs in the index, Ventas still lagged on TSR

Material Total Return Underperformance

Total Shareholder Returns	Trailing 10 Years	Trailing 5 Years	Trailing 3 Years	Trailing 1 Year
Ventas Inc (NYSE: VTR)	81%	11%	3%	8%
Welltower Inc. (NYSE: WELL)	*153%*	*56%*	*31%*	*29%*
VTR Performance vs. WELL	-72%	-45%	-28%	-20%
VTR Performance vs. NAREIT Healthcare Index	-16%	-16%	-11%	-2%
VTR Performance vs. REIT Index	-75%	-40%	-34%	-21%
VTR Performance vs. S&P 500	-204%	-88%	-60%	-8%

Source: Bloomberg, SEC Filings
Note: Data through 3/04/2022; FTSE NAREIT Equity Healthcare Index defined as FNHEATR Index; REIT Index defined as RMSG Index; S&P 500 defined as SPXT Index

"**And Covid, obviously, we have been at the epicenter of Covid. Half the business is senior housing. I think we've performed -- it has had an effect, a significant effect on the business.... Not only can we recapture senior housing NOI, but <u>we can recapture that TSR. And that more recent period is what affects multiple periods</u>, obviously, because it's a point-to-point comparison. So that's our focus.**"

– Debra Cafaro, March 7, 2022, Citi Global Property CEO Conference

Ventas is attempting to use the challenges COVID-19 presented as a shield against issues present <u>long before the pandemic</u>



VENTAS WAS AN UNDERPERFORMER PRE-COVID

THE PANDEMIC IS NOT RESPONSIBLE FOR WHAT AILS VENTAS

- Ventas underperformed Welltower (WELL), its Healthcare REIT peers, the REIT Index, and the S&P 500 in the last 10-, 5-, 3- and 1-years, prior to the beginning of the COVID-19 pandemic

Material Total Return Underperformance Prior to Pandemic in US (data ending 12/31/2019)

Total Shareholder Returns	Trailing 10 Years	Trailing 5 Years	Trailing 3 Years	Trailing 1 Year
Ventas Inc (NYSE: VTR)	140%	18%	8%	3%
Welltower Inc. (NYSE: WELL)	209%	39%	42%	23%
VTR Performance vs. WELL	**-68%**	**-20%**	**-34%**	**-20%**
VTR Performance vs. NAREIT Healthcare Index	**-22%**	**-12%**	**-24%**	**-18%**
VTR Performance vs. REIT Index	**-68%**	**-22%**	**-18%**	**-22%**
VTR Performance vs. S&P 500	**-116%**	**-56%**	**-45%**	**-28%**

Source: Bloomberg, SEC filings
Note: Data through 12/31/2019; FTSE NAREIT Equity Healthcare Index defined as FNHEATR Index; REIT Index defined as RMSG Index; S&P 500 defined as SPXT Index

VENTAS SHARE PRICE HAS FAILED TO REGAIN 2019 LEVELS

WHILE WELLTOWER AND HEALTHCARE REIT SHARE PRICES ARE SITTING AROUND 2019 LEVELS, VENTAS STILL LAGS

- 2 years since the beginning of the COVID-19 pandemic and Ventas is still 16% below its 2019 peak

VTR Stock Price Sits Below 2019 Levels



180
160
140
120
100
80
60
40
20
-
Total Shareholder Return (Indexed to 100)
Mar-17
May-17
Jul-17
Sep-17
Nov-17
Jan-18
Mar-18
May-18
Jul-18
Sep-18
Nov-18
Jan-19
Mar-19
May-19
Jul-19
Sep-19
Nov-19
Jan-20
Mar-20
May-20
Jul-20
Sep-20
Nov-20
Jan-21
Mar-21
May-21
Jul-21
Sep-21
Nov-21
Jan-22
Mar-22
Ventas
Welltower
REIT Index
NAREIT Healthcare Index

Source: Bloomberg, Note: Data through 03/04/2022



EARNINGS GROWTH HAS MATERIALLY LAGGED PEERS

VENTAS

VENTAS HAS NOT BEEN ABLE TO KEEP UP

- FFO growth has consistently underperformed Welltower and Healthcare REIT peers by -21% and -57%, respectively, over the past 10 years

- Earnings growth underperformance vs. WELL and Healthcare REIT peers dates back well before the COVID-19 pandemic

- **Regarding lagging earnings growth, CEO Cafaro provided this seemingly misleading response: "From a relative basis, they're – I would say our fundamental performance has been consistent but the TSR has not** most recently, and that's the opportunity for us", March 7, 2022, Citi Global Property CEO Conference.

VTR FFO Growth Underperformance to Most Comparable Peer

FFO/share Growth	Trailing 10 Years	Trailing 5 Years	Trailing 3 Years	Trailing 1 Year
Ventas Inc.	-20%	-27%	-21%	5%
Welltower Inc	*1%*	*-15%*	*-14%*	*11%*
VTR Underperformance vs. WELL	**-21%**	**-12%**	**-7%**	**-6%**

VTR FFO Growth Underperformance to Healthcare REIT Peers

FFO/share Growth	Trailing 10 Years	Trailing 5 Years	Trailing 3 Years	Trailing 1 Year
Ventas Inc.	-20%	-27%	-21%	5%
NAREIT Healthcare Index	*37%*	*28%*	*6%*	*8%*
VTR Underperformance vs. NAREIT Healthcare Index	**-57%**	**-55%**	**-27%**	**-3%**

Source: Bloomberg, SEC filings
Note: Data through 03/04/2022; 2022 consensus data used for current year FFO estimate; Data is normalized FFO per share for VTR/WELL; FTSE NAREIT Equity Healthcare Index defined as FNHEATR Index, is straight average and includes available data

EARNINGS ESTIMATES HAVE CONSISTENTLY BEEN REDUCED

VENTAS®

EARNINGS ESTIMATES HAVE FALLEN MATERIALLY EACH YEAR BEGINNING IN 2016

- Analysts rely on company assumptions/commentary, and peer performance to forecast earnings and VTR has consistently missed expectations
- CEO Cafaro in response to analyst questions about the troubling trend of earnings estimates declines stated, **"I can't account for your business, for you and your colleagues."** March 7, 2022

Ventas' Consensus FFO/Share Earnings Revision Have Cascaded Lower



4.75
4.55
4.35
4.15
3.95
3.75
3.55
3.35
3.15
2.95
2.75
Oct-15
Feb-16
Jun-16
Oct-16
Feb-17
Jun-17
Oct-17
Feb-18
Jun-18
Oct-18
Feb-19
Jun-19
Oct-19
Feb-20
Jun-20
Oct-20
Feb-21
Jun-21
Oct-21
Feb-22
Even as pandemic impact had run its course and senior housing was inflecting up, VTR still saw material downward revisions due to company-specific issues (ESL)
Consensus FFO Per Share 2016
Consensus FFO Per Share 2017
Consensus FFO Per Share 2018
Consensus Per Share 2019
Consensus FFO Per Share 2020
Consensus FFO Per Share 2021
Consensus FFO Per Share 2022

Source: Bloomberg
Note: Data through 03/04/2022

3. A FAILURE OF OVERSIGHT

LANDandBUILDINGS



VENTAS BOARD FAILED TO EFFECTIVELY OVERSEE MANAGEMENT

LONG-TERM UNDERPERFORMANCE – OVERSEEN BY A MAJORITY OF THE CURRENT DIRECTORS

Capital allocation missteps

- Squandered a premium valuation on low quality acquisitions
- Too many mega-deals at premium pricing
- Underwhelming balance sheet management and capital deployment discipline

Communication breakdown

- Consistent overconfidence in the growth prospects for Ventas – which has damaged credibility
- Significant downward earnings estimate as reality did not match narrative

Internal growth deterioration

- Lower quality acquisitions quickly materialized in weaker growth than peers
- Material senior housing operations underperformance
- Over-reliance on too few and underperforming senior housing operator relationships

Governance failures

- Stale, long-tenured, complacent Board
- Senior leadership ranks lack depth

BIG GAME HUNTING HAS NOT SERVED SHAREHOLDERS

VENTAS®

WE BELIEVE THE INVESTMENT COMMITTEE HAS A POOR TRACK RECORD OF APPROVING LARGE, ILL-CONCEIVED ACQUISITIONS



Nationwide Health Properties

Date: 2011
Ticker: NHP
Size: $7.4B
Premium Paid: +15%
All-Stock

"...VTR may have **squandered an opportunity to use its high-priced equity to fund even more attractively priced acquisitions in the private market...NHP's stock was already trading at a sizeable premium** to the unleveraged market value of its assets...The high premium paid for NHP's assets **decreases the Net Asset Value (NAV) of the company by approximately 3%**. By contrast, if VTR had used a similar debt/equity structure to purchase a smaller, private deal similar to the ones recently seen in the sector at fair market value, it could have increased its NAV by nearly 6%. **It is hard to rationalize** ..."

Green Street – The NHP Deal: A Full-Ticket Item in a Sea of Bargain Bins, 03/02/2011





Green Street

ARC HT – American Realty Capital Healthcare Trust, Inc.

Date: 2014
Ticker: HCT
Size: $2.6B
Premium Paid: +14%
Stock/Cash

"**...there are some drawbacks associated with the acquisitions.** Further, an initial grade of **"slight positive" is a somewhat disappointing conclusion** given Ventas' advantageous cost of capital...**HCT portfolio dilutes MOB quality - others from NTR days likely a "mixed bag"...Harder to move the needle with even-more accretive private market portfolio acquisitions.**"

Green Street – Raiders of the Lost ARC, 06/02/2014





Green Street

New Senior Investment Group

Date: 2021
Ticker: SNR
Size: $2.3B
Premium Paid: +31%
All-Stock

"**...Negatively, (1) the deal increases VTR's leverage and (2) based on our last demographic analysis (see the report) we view the SNR portfolio as dilutive to VTR's portfolio quality. We are also concerned VTR has not laid out a clear strategy for improving its existing portfolio which was underperforming peers pre-pandemic.**"

Bank of America – Downgrading VTR to Neutral: mixed view of SNR acquisition / strategy outlook, 07/01/21



BofA SECURITIES

Source: Company filings
Note: Premium Paid is acquisition price above share price as defined in Company filings

LANDandBUILDINGS



VENTAS MEGA-DEALS HAVE FAILED TO DELIVER

BILLIONS OF INVESTMENT ACTIVITY BUT NOT A LOT TO SHOW FOR IT

- Ventas touts $3 billion annually in investment activity since 2010 – but where is the value creation and accountability?

- Would shareholders have been better served not doing some of these deals at all? Or doing different, smaller deals without premium pricing?

- When given an attractive cost of capital, we encourage REITs to grow, but the key is to grow smartly and create significant value, so the "virtuous cycle" can be maintained

- Unfortunately, the Company is suffering from a LOSS of confidence from investors which we believe needs to be restored through the addition of the right shareholder representative in the boardroom for Ventas to perform at its best



Source: Company filings

LANDandBUILDINGS

COMMUNICATION BREAKDOWN

STEADFAST BULLISHNESS CONTRASTED POORLY WITH LAGGING RESULTS AND DIFFICULT OPERATING ENVIRONMENT

Ventas – 2Q15 Earnings Call, 07/24/15

All of this momentum reinforces how **bullish** I am on Ventas.

Ventas – 3Q15 Earnings Call, 10/23/15

…I want to state that Ventas is now a better, stronger and faster growing Company well positioned to deliver sustained excellence…**We have great momentum at Ventas**.

Ventas – 2Q16 Earnings Call, 07/29/16

Strong results…We have great momentum at Ventas…**we extended our long track record of excellence this quarter**.

Ventas – 3Q16 Earnings Call, 10/28/16

We are delighted to report on our **strong financial results**, brought to you courtesy of the Ventas Advantage: our excellent people, platforms, and properties.

Ventas – 1Q17 Earnings Call, 04/28/17

…positive results, discuss our **fast start to the year**…

Ventas – 2Q17 Earnings Call, 07/28/17

The Second Quarter **continued our pattern of strength**…

Ventas – 1Q18 Earnings Call, 04/27/18

…to report on our **excellent start to the year**…

Ventas – 4Q18 Earnings Call, 02/08/19

In 2018, **Ventas extended its 2-decade track record of sustained excellence**…While I'd love to elaborate on our 2018 accomplishments, they are well described in today's release.

Ventas – 1Q19 Earnings Call, 04/26/19

…delighted with our **strong start to the year**. During today's call, I'd like to describe some specific areas of excellence…

Ventas – 2Q21 Earnings Call, 08/06/21

Ventas delivered an **outstanding second quarter and we have strong momentum** across the board…

Source: Bloomberg



SUBSTANTIAL SENIOR HOUSING UNDERPERFORMANCE

BOARD AND MANAGEMENT HAVE NOT EFFECTIVELY OVERSEEN OPERATORS

- As acquisition volumes increased, including lower quality portfolios, Ventas' senior housing operating portfolio (SHOP) same-store revenue and net operating income (NOI) growth significantly lagged Welltower

- Underperformance began well before the COVID-19 pandemic and was further magnified by poor results amid the pandemic

Same-Store Revenues Have Badly Lagged



Same-Store NOI Underperformance is Stark

SS SHOP NOI	Trailing 5 Years	Trailing 3 Years	Trailing 1 Year
Ventas Inc. (NYSE: VTR)	-48%	-48%	-22%
Welltower Inc. (NYSE: WELL)	-35%	-37%	-21%
VTR Underperformance vs. WELL	**-13%**	**-11%**	**-1%**

Source: Company filings; Note: Data through 12/31/2021



HIGH SENIOR HOUSING OPERATOR CONCENTRATION

VENTAS®

OVER-RELIANCE ON TOO FEW SENIOR HOUSING OPERATOR RELATIONSHIPS

- In the 3 years leading up to the COVID-19 pandemic (2016 – 2019), just two senior housing operators (Atria and Sunrise) represented a substantial majority of the Company's SHOP exposure
    - Ventas owns a 34% ownership interest in Atria
- Ventas repeated this mistake with Eclipse Senior Living, a new senior housing operator they created, in 2018 and gave them 90 properties to manage which ultimately were transitioned to 8 individual operators in 2021
- Meanwhile, WELL has prided itself on the numerous senior housing operator relationships it maintains

Top 2 SHOP Operator Concentration	2016	2017	2018	2019
VTR	**92%**	**94%**	**83%**	**74%**
WELL	50%	49%	45%	*48%*
VTR Underperformance vs. WELL	**41%**	**45%**	**37%**	**26%**





Atria SENIOR LIVING®

SUNRISE® SENIOR LIVING

Source: Company filings; Note: Annual data as of year-end

VENTAS

MAJOR COMMUNICATIONS BLUNDER SEVERELY DAMAGED COMPANY CREDIBILITY

- Ventas championed a "pivot to growth" on its June 2019 investor day, using the phrase a dozen times during the call

- The Company promised that earnings for the entire Company would grow in 2020 and compound over the next five years (5% to 7% annually), and that as a result, the Company would see a "well-deserved multiple expansion"

- As investor enthusiasm increased, cracks immediately began to emerge on VTR's July 2Q19 earnings call, but the wheels truly came off on its 3Q19 earnings call in October

- The Company ultimately backtracked its growth pivot, lowering its SHOP guidance and stating that as a result, "enterprise growth will be deferred until after 2020."

- The market's reaction was swift, with the share price declining nearly 9% that day and by 24% in the ensuing seven weeks

- The result was a massive loss of credibility for Ventas with the investment community and the beginning of an even sharper divergence between the Company's performance and Welltower's



"...you had an issue last year where numbers have to come down pretty significantly for 2019. You had an Investor Day where I would say you did the reverse which was get people really excited about the future growth profile of the company...then dropped today weaker result and a significant change for 2020. And so I can respect the level of wanting to be responsible and get all the numbers in action, but this is not a onetime event."

Citi – 3Q19 VTR Earnings Call, 10/25/19



Source: Company filings, Bloomberg

"

While we have deep respect for management and their longer-term success, the <u>recent guidance and forecasting stumbles have broken our confidence in their ability to forecast</u>... Going forward, we see...a <u>diminishment of credibility following the Investor Day, subsequent investor meetings and conferences, and the 3Q earnings call.</u> "

– Citi, *Everybody Hurts – Downgrade to Neutral,* 10/28/19



INDUSTRY NOT TO BLAME FOR 2019 DISAPPOINTMENT

FAILED PIVOT WAS A COMPANY-SPECIFIC ISSUE

- Despite Ventas' pronouncements of senior housing problems, industry-specific issues do not appear to be the culprit for the Company's poor performance in 2019

Green Street – 3Q19 Earnings Wrap-Up, 11/07/19



"SHOP Recovery on Track...Ventas kicked off 3Q19 earnings with a surprisingly poor result from its SHOP portfolio, which spurred concerns around the state of the sector's nascent recovery from the glut of new supply delivered over the past few years (see our 10/25/19 report: Surveying the Damage from Ventas' 3Q19 Results). However, **based on subsequent earnings reports from other REITs, as well as industry data, it appears this negative surprise was largely quarantined to Ventas' portfolio.**"

Welltower – 3Q19 Earnings Call, 10/29/19



"..**our senior housing operating segment continued to perform above our expectations**, with same-store growth of positive 2.8% in the quarter. As Tom alluded to, these results are a reflection of our continued focus on improving the quality of our portfolio from both the real estate and operator perspective.

...**I want to point out that we did not experience sequential decline in NOI or occupancy on an intra-quarter basis. Occupancy continued to build through September following normal seasonal patterns**...Our US portfolio shined through all the rhetoric around supply and labor cost inflation with 4.3% NOI growth in the quarter."

LANDand**BUILDINGS**

FORFEITING VALUE: GIC LIFE SCIENCE JOINT VENTURE

VENTAS®

MISMANAGED BALANCE SHEET LED TO COSTLY MISSTEP

- In late 2020, VTR, seeking to shore up its balance sheet, raised cash by selling a 45% interest in its life sciences development
- The $930 million JV valued the assets at a 7% yield, well below market at the time, which we estimate was closer to a 4% cap rate given 65% pre-leasing, likely costing shareholders hundreds of millions of dollars
- Raised equity at under $45 per share – roughly 35% below the shares' pre-COVID high



TwouCity

"Ventas's capital allocation decisions in 3Q20 had us scratching our heads... no value creation upon contribution/formation of the GIC joint venture..."

KeyBanc – Leverage Drives Tough Decisions, 11/12/20



KeyBanc Capital Markets

"We are a bit skeptical of the benefits of the new life science (R&I) JV with GIC...would have preferred to see VTR keep the life science development assets it contributed to the GIC JV on balance sheet. If successful then VTR shareholders receive all the benefits and higher returns for VTR's hard work vs. sharing with GIC. "

Bank of America – Cautious on New JV, 11/06/20



BofA SECURITIES

Source: Company filings



THE ECLIPSE SENIOR LIVING (ESL) FAILURE

VENTAS

ESL FIASCO EXACERBATED EARNINGS WEAKNESS

- ESL, a new senior housing operator, was created by Ventas in January 2018 to manage 76 underperforming assets which had previously been operated under a triple net lease structure
- ESL badly underperformed in subsequent years
- In October 2021, rather than sell the ESL properties as analysts anticipated, VTR admitted defeat on the new operator, shuttering ESL and handing over the operations of the now 90 assets to eight existing operators
- We believe the transition to new operators will likely cause further deterioration in NOI near-term and further delay a recovery in these communities
- Lack of a sale or joint venture of ESL, as previously messaged, contributed to an 8% reduction to 2022 earnings estimates between October 2021 and the beginning of February 2022

eclipse SENIOR LIVING

"**ESL drags our Ventas estimate a lot lower...what appears to be a pronounced impact from the Company's decision to transition 90 former Eclipse Senior Living communities to 8 new operators (announced October 5, 2021)...it seems plausible to infer that the ESL portfolio actually experienced negative NOI in 3Q21 and management has indicated that NOI is likely to deteriorate further in 4Q21**, given labor cost pressures and the disruption associated with transitioning the assets to new operators. **This portfolio of assets has been dragging on Ventas' overall performance for years...**Relatively speaking, holding and transitioning these assets instead of selling could have driven a sharp decline in the trajectory of earnings, as negative NOI drags on the overall portfolio."

KeyBanc – ESL Drags on VTR, 12/08/21



KeyBanc Capital Markets

Source: Company filings



VALUATION ERODING: FROM A PREMIUM VALUATION TO A DISCOUNT

A PREMIUM VALUATION TO NAV HAS TURNED INTO A STEEP DISCOUNT

- VTR historically traded more closely to NAV than WELL, prior to the past 5 years
- Today, WELL trades at a nearly 40% premium while VTR trades at a discount

Premium Spread to Closest Peer Has Materially Eroded Over Time



Share Price/NAV



VTR Trades Substantially Worse to NAV vs. WELL

Source: Land & Buildings, Green Street; Data through 03/04/2022



VALUATION ERODING: IMPLIED CAP RATE SPREAD

VENTAS IS NOT RECEIVING CREDIT FOR ITS SUPERIOR PORTFOLIO

- Ventas has historically traded nearly in-line with WELL on an implied cap rate basis – it now trades ~80bps wide
- Ventas owns a high-quality portfolio that most analysts believe would trade at a lower cap rate in private market than WELL

Implied Cap Rate Spread to Closest Peer Has Gapped Out



Implied Cap Rate



VTR: Much Higher Implied Cap Rate Than WELL

Source: Land & Buildings, Green Street; Data through 03/04/2022



VALUATION ERODING: EARNINGS MULTIPLE SPREAD

VENTAS

YEARS OF EARNINGS/COMMUNICATIONS DISAPPOINTMENTS HAS LED TO BIG MULTIPLE DISCOUNT TO CLOSEST PEER

- VTR relative multiple spread to WELL deteriorated amid the pandemic despite VTR's lower senior housing exposure
- VTR now trades more than 4 multiple turns below WELL despite what should be a more valuable portfolio of assets

P/AFFO Ratio Has Been Consistently Below Closest Peer in Recent Years



P/AFFO Ratio



VTR Trades at Significant Multiple Discount to WELL

Source: Bloomberg; Data through 03/04/2022

4. WHY BOARD CHANGE IS NECESSARY

LANDandBUILDINGS

A BOARD IN NEED OF REAL CHANGE AND REFRESHMENT

VENTAS®

DEEP SEATED ISSUES ARE APPARENT IN THE VENTAS BOARDROOM

- 5 directors with tenure over 10 years
  - Ventas' total shareholder return, earnings growth and valuation underperformance has been concentrated in prior 10 years
- The 3 most recently elected directors appear to be relegated to second-tier status
  - None of these directors serve on powerful committees such as the Executive Committee, Investment Committee or Nominating and Corporate Governance Committee
  - Each is a member of just one committee while every other director is on two or three committees
  - None of these directors chair any committees
  - Conversely, Michael Embler, the Company's recent hand-picked new Director, has two committee assignments, including the Investment Committee

Board and Major Committees Led by Long Tenured Directors



Debra A Cafaro
EC IC
Jay M Gellert*
EC IC NC
Robert D Reed
EC IC NC
James D Shelton
EC NC CC
Matthew Joseph Lustig
EC IC
Melody C Barnes
AC NC
Walter C Rakowich
EC IC AC
Roxanne M Martino
EC IC CC
Sean P Nolan
CC
Marguerite M Nader
AC
Maurice S Smith
AC
Michael J Embler
IC AC
-
5
10
15
20
25
Tenure (Years)

EC	Executive Committee	IC	Investment Committee
NC	Nominating & Corporate Governance Committee	CC	Compensation Committee
		AC	Audit & Compliance Committee

Source: Company filings; Note: Jay Gellert to retire from Board at 2022 Annual Meeting*



INVESTMENT COMMITTEE NEEDS FRESH FACES

THE BOARD'S OLD GUARD DOMINATES ITS MOST IMPORTANT COMMITTEE

- Investment Committee is comprised of longest-tenured, most entrenched and least diverse Directors
  - Committee members: 6 (7 including Embler)
  - Average board tenure: 13 years (11 including Embler)
  - Average age: 63 years
- Investment Committee has critical capital allocation oversight
  - Oversees large transactions
  - Oversees transactions with existing tenants/operators
  - Oversees investments in non-core assets
- We believe the Investment Committee needs to be reinvigorated
  - Only met 11 times over the past five years during which the Company acquired/developed more than $12 billion of healthcare assets
  - $1 billion-plus per meeting does look like true oversight

Investment Committee


Chair













Source: Company filings
Note: Investment Committee statistics prior to appointment of Michael Embler



A RELIC OF THE PAST THAT WE BELIEVE SHOULD BE ELIMINATED

- Old guard
  - Similar to the Investment Committee, the Executive Committee is comprised of the longest tenured, most entrenched and least diverse directors

- Further stratifying the Board
  - It is unclear what purpose the Executive Committee serves, other than to seemingly reinforce that not all directors are created equal on the Ventas Board

- Another example of the Board being out of touch
  - The fact that the Executive Committee exists shows again that this Board has not fully adopted modern practices and is not a true democracy

Executive Committee


Chair













Source: Company filings



BAD FAITH ENGAGEMENT UNDERSCORES NEED FOR CHANGE

L&B HAS CONSISTENTLY MADE CLEAR ITS PREFERENCE FOR A CONSTRUCTIVE SOLUTION

- The Board and its advisors led L&B to believe that given the many years of familiarity between Jonathan Litt and several members of the Board and management, a settlement framework with Mr. Litt joining the Board was welcomed

DECEMBER 1 – 3, 2021

Mr. Litt and Ms. Cafaro had a telephone call to discuss L&B's concerns on 12/1. Two days later Mr. Litt followed up with an email responding to Ms. Cafaro's request to outline the issues in more detail. Mr. Litt reiterated his desire for a constructive solution, but also stated his intention to privately nominate himself given the deadline.

JANUARY 6, 2022

Various members of the Board interviewed Mr. Litt. Given the many years of familiarity between Mr. Litt and a number of the individuals involved, and the assurances that had already been provided that a settlement was being offered, Land & Buildings' interpretation was that these "interviews" were somewhat pro forma.

JANUARY 19, 2022

Mr. Litt sent an email to Mr. Lustig expressing his disappointment that the Board determined not to work constructively despite L&B's repeated attempts and the Company's purported willingness to consider the appointment of Mr. Litt to the Board as part of a negotiated settlement. Later that day, Mr. Lustig responded to Mr. Litt reiterating the Board's prior proposal.

MARCH 6, 2022

Only hours after a media report that Land & Buildings would be nominating Mr. Litt to the Ventas Board – the Company issued a press release announcing the appointment of a new director, Michael Embler. As was later disclosed in the Company's proxy statement, the Board only voted on Mr. Embler's addition that day.

DECEMBER 10, 2021

Land & Buildings privately delivered a letter to Ventas nominating individuals for election as directors at the Annual Meeting.

After various settlement proposals were discussed between respective counsels, L&B agreed to permit the Company's requested interviews of Mr. Litt under the assumption that the settlement framework could include the appointment of Mr. Litt to the Board.

JANUARY 11, 2021

Mr. Litt had a call with director Matthew Lustig and Alan Hartman of Centerview, during which Mr. Lustig informed Mr. Litt that the Board had determined to proceed down a different pathway that did not include the appointment of Mr. Litt to the Board.

FEBRUARY 24, 2021

Mr. Litt and Ms. Cafaro had a telephone call to discuss the Company, Land & Buildings' nomination and the prior settlement discussions between Ventas and Land & Buildings.

Source: Company filings



VENTAS' DEFENSIVE APPOINTMENT OF MICHAEL EMBLER

VENTAS®

EMBLER'S ADDITION SHOWS THE BOARD'S DISREGARD FOR SHAREHOLDERS IN OUR VIEW

- **Michael Embler's background and resume paint a troubling picture**
  - **Lack of True Independence** — Embler has a longstanding, pre-existing relationship with many Ventas executives and Board members – he was a Director at Kindred Healthcare (2001 – 2008); Kindred is one of the Company's top tenants and was VTR's predecessor company from which it spun off in 1998

  - **Taubman Connection** — Embler was appointed as a Director at Taubman Centers in November 2017 in a blatantly defensive maneuver against Land & Buildings; Jonathan Litt was subsequently elected to the Taubman Centers board in May 2018, overcoming the Taubman family's 30% insider stake

  - **Advisor-Driven Entrenchment of Status Quo** — Both Taubman Centers and Ventas share the same activist defense law firm in Wachtell Lipton Rosen & Katz (Wachtell) and when asked publicly at the Citi Global Property CEO Conference in March if Embler was hand-picked by Wachtell, CEO Cafaro said, "Yes. Well, we take input from a variety of sources when we look for Board members, and he was identified to us."







> **A Purely Reactionary Governance Change:** Embler was appointed to the Board following Land & Buildings' attempt to reach a resolution with Ventas and in the hours after a Wall Street Journal story highlighting Land & Buildings' involvement was released on March 6th, 2022



EMBLER APPOINTMENT IS HISTORY REPEATING

VENTAS APPARENTLY TOOK A PAGE OUT OF THE DEFENSIVE MANEUVER PLAYBOOK — JUST LIKE TAUBMAN CENTERS

Taubman 2017

Mr. Embler: "I believe that my significant public Board experience and experience representing the interests and perspectives of shareholders will enable me to build on the strong independent leadership at Taubman…I look forward to continuing to build on the Company's positive momentum to create shareholder value."

Ventas 2022

Embler commented... "I look forward to leveraging my background as an institutional investor and experienced director at this pivotal time to help the Company build on the strong progress underway."

Taubman Appoints Two New Independent Directors and Announces Other Governance Enhancements

- Mayree C. Clark, Founding Partner of Eachwin Capital LP, and Michael J. Embler, former Chief Investment Officer for Franklin Mutual Advisers LLC, to Join the Board in January 2018
- New Independent Directors Bring Significant Investor Stewardship, Public Company Board and Other Experience
- Company's Restated By-Laws Amended, Board to Declassify by 2020 Annual Meeting
- Cia Buckley Marakovits Appointed to Nominating and Corporate Governance Committee

November 09, 2017 04:15 PM Eastern Standard Time

BLOOMFIELD HILLS, Mich.--(BUSINESS WIRE)--Taubman Centers, Inc. (NYSE: TCO) (the "Company") today announced that the Company's Board of Directors has appointed Mayree C. Clark and Michael J. ("Mike") Embler to the Board, effective January 16, 2018. Graham T. Allison and Peter Karmanos, Jr. will resign from the Board, effective January 15, 2018, and Mr. Embler and Ms. Clark will assume the remainder of Mr. Allison's and Mr. Karmanos' terms, which expire at the Company's 2018 Annual Meeting.

Ventas Appoints Michael J. Embler, Former Chief Investment Officer of Franklin Mutual Advisors, to Board of Directors

Jay M. Gellert to Retire from the Board at 2022 Annual Meeting

Melody Barnes to be Named Chair of the Board's Nominating & Corporate Governance Committee

Confirms Receipt of Nominations from Land & Buildings and Provides Update on Engagement

March 06, 2022 08:24 PM Eastern Standard Time

CHICAGO--(BUSINESS WIRE)--Ventas, Inc. (NYSE: VTR) ("Ventas" or the "Company") today announced that its Board of Directors has appointed Michael J. Embler, former Chief Investment Officer of Franklin Mutual Advisors, to its Board of Directors, effective immediately. Jay M. Gellert, a valued, current Ventas director who has served on the Ventas Board since 2001, will retire from the Board at the Annual Meeting.

Source: Company filings

LANDandBUILDINGS



JAMES SHELTON OVERSAW WORST PERFORMANCE IN VTR HISTORY

VENTAS®

DEFICIENT BOARD OVERSIGHT FALLS SQUARELY ON LEAD INDEPENDENT DIRECTOR

- **Long tenure** — First elected to the Board in 2008, serving for 14 years

- **Lead Director** — Presiding Director for past 6 years, the period which saw VTR experience its worst absolute and relative performance in its history (both pre- and post-pandemic)

- **Insider stock sales** — For his entire tenure on the Board, Shelton has not purchased any VTR stock in the open market and sold VTR stock 3 times in the past 3 years for a total of 17,820 shares, or approximately $1 million
  - No current Director purchased stock in the open market in the past 10 years while there have been 80 VTR stock sales from company insiders over that time

- **Low vote-getter** — Shelton earned just 88% of votes in an uncontested election at the 2021 Annual Meeting

- **Oversees poor corporate governance practices** – Supermajority vote for shareholders to amend the Bylaws, shareholders cannot call special meetings and can only act by written consent with the approval of 80% of shareholders

> In addition to overseeing poor performance, an eroding valuation, lost investor confidence and poor governance practices as Presiding Director, the bad faith engagement and defensive maneuvers the Board has adopted fall on Mr. Shelton as well



Total Shareholder Returns	Since Presiding Director (May '16)
Ventas Inc (NYSE: VTR)	11%
Welltower Inc. (NYSE: WELL)	*54%*
VTR Performance vs. WELL	-43%
VTR Performance vs. NAREIT Healthcare Index	-20%
VTR Performance vs. REITs	-42%
VTR Performance vs. S&P 500	-121%

Source: Bloomberg, Company filings
Note: Data 05/10/2016 through 03/04/2022

VENTAS DIRECTORS AND MANAGEMENT EXPRESSING LACK OF CONFIDENCE IN COMPANY

- Over the last 10 years, Ventas insiders have sold stock in the open market 80 times

- The one insider who bought stock once in the open market over the past decade is a retired Director



Source: Bloomberg, SEC filings
Note: Data through 03/04/2022

ABUSING THE CORPORATE MACHINERY



VENTAS DELIBERATELY SHORTENED THE SOLICITATION WINDOW IN OUR VIEW

- Since 2015, the gap between Ventas' definitive proxy filing and the date of its Annual Meeting has ranged from 40 to 44 days

- This year, the gap is just 29 days, an approximately two-week shorter solicitation window

- The Annual Meeting will also likely take place prior to first quarter earnings when historically the meeting occurred at least 10 days after, conveniently allowing Ventas to avoid publicly answering analyst and shareholder questions prior to the vote

Early Ventas Annual Meeting a Transparent Attempt to Minimize Time L&B Has to Make Case for Change

Year	Record Date	Definitive Proxy	Annual Meeting	Days Between Mailing/Meeting
2015	March 18	April 02	May 14	42 days
2016	March 14	March 29	May 10	42 days
2017	March 22	April 04	May 18	44 days
2018	March 16	April 02	May 15	43 days
2019	March 15	April 01	May 14	43 days
2020	March 20	April 08	May 18	40 days
2021	March 31	April 13	May 24	41 days
2022	March 21	March 29	April 27	29 days

Definite Proxy Filing vs. Meeting Date



Source: Company filings

5. THE RIGHT SHAREHOLDER REPRESENTATIVE

LANDandBUILDINGS



WHY JONATHAN LITT IS THE RIGHT SHAREHOLDER REPRESENTATIVE



UNPARALLELED EXPERTISE IN REIT FINANCIAL ANALYSIS, CAPITAL ALLOCATION AND GOVERNANCE IMPROVEMENT

- 30-year career researching, analyzing and investing in public and private real estate, including healthcare
  - Has followed Ventas since before its creation, covered the company and many other healthcare REITs as a sell-side REIT analyst

- Top-rated REIT analyst
  - Led the #1 Institutional Investor All American Real Estate Research Team for 8 years and was top ranked for 13 years while at Citigroup, PaineWebber and Salomon Brothers

- Prior REIT Board experience
  - Has successfully joined boards in the past as a lone voice and generated positive change and shareholder value
  - Proven track record of driving governance improvements and holding management teams accountable

- Investment results demonstrate capital allocation expertise
  - Since inception, Land & Buildings' activist positions have materially outperformed the REIT universe



A RECOGNIZED REAL ESTATE THOUGHT LEADER

LITT IS CONSISTENTLY CALLED ON FOR VIEWS ON INVESTMENT AND SECTOR TRENDS BEYOND ACTIVISM

THE WALL STREET JOURNAL.

If the Office Is Really a Thing of the Past, These Investors Will Make a Killing

Dec. 9, 2021

He expects rising operating expenses and property taxes to eat into profits. "We believe that, all said and done, the office values are going to bottom down 40% from pre-pandemic levels," Mr. Litt said.

The New York Times

After Pandemic, Shrinking Need for Office Space Could Crush Landlords

April 8, 2021

"The pandemic has proven that work from home is viable," said Jonathan Litt, chief investment officer of Land & Buildings, a real estate investment firm that has taken a bearish view of the New York office market.

Bloomberg RADIO

Jonathan Litt on the Global Property Bubble

Bloomberg Opinion columnist Barry Ritholtz speaks with Jonathan Litt, who is the founder and chief investment officer of Land & Buildings. Litt founded Land & Buildings in the summer of 2008 and has built it into a prominent activist hedge fund in the real-estate space. He has more than 25 years of experience as a strategist and an investor in both public real-estate securities and direct property.

Jun 05, 2020

▶ 0:00 / 52:18

THE WALL STREET JOURNAL.

Self Storage Is the Pandemic's Hot Property

Dec. 22, 2021

Land & Buildings Investment Management LLC, a hedge fund that invests in real-estate stocks, has a $41 million stake in Public Storage. "We decided self storage is a great place to be in an inflationary environment," said founder and Chief Investment Officer Jonathan Litt.

CASE STUDY: MACK-CALI (CLI)

JON LITT WORKED CONSTRUCTIVELY WITH THE BOARD FOR THE BENEFIT OF ALL SHAREHOLDERS

- Mr. Litt followed Mack Cali Realty Corp ("Mack-Cali"), an office and apartment REIT, since before its IPO in 1994 and identified significant undervaluation that had persisted throughout the company's history
  - Mack-Cali's operational underperformance and poor capital allocation decisions drove the discounted valuation, in our view
- In April 2014, following the private nomination of four new directors to the Board and a constructive dialogue with the company, Mr. Litt joined the Board of Directors and the CFO and General Counsel resigned
- In November 2014, following a 17-year career at Mack-Cali, CEO Mitchell Hersh announced his resignation with no immediate replacement named
- In June 2015, the exiting CEO was replaced by two new executives, including new President/CEO (Mike DeMarco), a former nominee for Land & Buildings at Associated Estates
- During his time on the Board, the company oversaw significant cost-cutting, an impressive operational turnaround and substantial revaluation upwards of the stock


60%
40%
20%
0%
-20%
-40%
MACK-CALI®
Realty Corporation
Mar-14
Jun-14
Sep-14
Dec-14
Mar-15
Jun-15
Sep-15
Dec-15
Mar-16
Jun-16

Mr. Litt demonstrated that, as a single director, he can effectuate change that maximizes value for all shareholders

Sources: Bloomberg data share price data, Mack-Cali filings
Note: Mack-Cali total shareholder returns are calculated using date range March 3, 2014 – August 22, 2016

CASE STUDY: TAUBMAN CENTERS (TCO)

A LONG-TERM SHAREHOLDER AT TAUBMAN WORKED TO AFFECT POSITIVE CHANGE OVER MANY YEARS

- Mr. Litt followed Taubman Centers, a regional mall REIT, since before its IPO in 1992 and identified significant operational and capital allocation deficiencies leading to a persistent undervaluation

- Elected to Board at 2018 Annual Meeting despite insiders controlling 30% of the vote due to overwhelming support by non-insiders

- Sought to work collaboratively with the other members of the Board to effectuate positive changes and create long-term shareholder value in spite of significant resistance

- Catalyzed substantial governance changes, including:
  - De-staggering of the Board
  - Seven new independent directors added subsequent to Land & Buildings' initial involvement
  - Reduced insider concentration of Board with Billy Taubman, the Company's Chief Operating Officer and brother of the Chairman and Chief Executive Officer, removed from Board

- Sale of 50% stake of entire Asia business to Blackstone, announced in February 2019 in a in a transaction valued at $480 million

- Sale of company to Simon Property Group (NYSE: SPG), announced in February 2020



Mr. Litt proved that even with substantial insider ownership, a Board that was not constructive and massive challenges for the mall industry, he could effectuate significant change and get the best outcome available for shareholder



WHAT JONATHAN LITT WOULD DO FROM DAY ONE

COLLABORATE WITH THE BOARD TO HELP RESTORE VENTAS TO ITS BLUE-CHIP STATUS

Capital allocation discipline

Repair investor communications

Internal growth acceleration

Governance reinvigorated

LANDandBUILDINGS

CURING VENTAS: CAPITAL ALLOCATION

VENTAS®

LITT WOULD WORK WITH CURRENT BOARD TO HELP INSTILL ENHANCED CAPITAL ALLOCATION DISCIPLINE AND CREATIVITY

Work with Investment Committee members to identify how to achieve better outcomes than prior acquisitions

- Ventas' large public-to-public deals appear to us to have been ill-considered (e.g., NHP, HCT, SNR), particularly relative to private market deals that were likely available
- Mr. Litt would immediately add a shareholder's and investor's perspective to the process of evaluating the best uses of capital, bringing a rigor and conservatism which clearly has been lacking in recent years

Evaluate sales or spin-offs of certain property types and asset classes

- Mr. Litt would provide a fresh viewpoint on which assets are continuing to drag on Ventas' earnings, or where the market is overvaluing certain properties
- It is always challenging for a board to move away from or cut losses from a deal that it approved – but this is exactly why a truly objective perspective would benefit shareholders



CURING VENTAS: REPAIRING INVESTOR COMMUNICATIONS

IMPROVING THE INCONSISTENT MESSAGING THAT HAS HURT INVESTOR CONFIDENCE

Realistic, straightforward commentary and outlook

- Mr. Litt would advocate from the Board-level that management begin communicating in a more transparent way that resonates with investors and leaves less room for misinterpretation or missteps

Clear communication with analysts to avoid continued downward estimate revisions and negative surprises

- The relationship between Ventas and a portion of the sell-side community has become challenged and characterized by acrimony
- As a former long-time analyst, Mr. Litt can help improve the dialogue with the Company's analysts – which will benefit management and all shareholders

Re-instill confidence in Company, repair credibility, and reestablish Ventas as beat and raise company

- As Ventas readopts full-year guidance coming out of COVID-19, the opportunity exists to reestablish the Company as one that is able to consistently exceed expectations from the financial community, a beat and raise company



CURING VENTAS: INTERNAL GROWTH ACCELERATION

INSTILLING ENHANCED CAPITAL ALLOCATION DISCIPLINE AND CREATIVITY

Work closely with existing senior housing operators to capture substantial upside following material underperformance

- The data is clear that there is a disconnect between the actual performance of Ventas' senior housing assets and their potential given the high quality and attractive locations

- From the outside, it is always difficult to diagnose the specific operational failings, but this is a pivotal moment in the cycle to capture all available upside and all hands need to be on deck to oversee that improvement, including the fresh perspectives Jonathan Litt would bring to the boardroom

Further diversify senior housing operator relationships

- The over-exposure to too few senior housing operators has weighed on Ventas, with ESL being the most notable recent example

- Further transitions of struggling assets and, more significantly, additional acquisitions with new operators or smaller existing operators should be prioritized



CURING VENTAS: GOVERNANCE INVIGORATED

INSTILLING ENHANCED CAPITAL ALLOCATION DISCIPLINE AND CREATIVITY

Elect Jonathan Litt to Board and appoint to Investment Committee

- It is clear to us that an investor representative is needed not just on the Board, but on the powerful Investment Committee
- As described previously, we believe Mr. Litt's presence on this committee could help ensure that there is true shareholder alignment and at least one true shareholder voice weighing in on key investment decisions

More robust refreshment process moving forward & shareholder-friendly governance practices

- As seen by the Board's defensive appointment of Michael Embler, the Board's current refreshment approach is broken
- The limited committee assignments and responsibilities of recently appointed directors shows a lack of commitment to true refreshment
- Given the number of long-tenured directors, the Board should initiate a real refreshment process that can be focused on identifying the best individuals possible for the future of the Company and shareholders – not who is available quickly and fits the criteria of a "Land & Buildings blocker"
- Mr. Litt would seek to push for more shareholder-friendly governance provisions, such as the ability for shareholders to call special meetings and the removal of the supermajority vote requirement to amend the Bylaws

Bolster senior leadership ranks with experienced executives across senior housing, real estate investing, and investor relations

- Currently the depth of the senior management bench below Ms. Cafaro is worrying – which is something we have heard repeatedly in our conversations with other large investors
- We believe a process needs to be put in place to strengthen leadership, particularly in key roles where the Company's track record with investors is less than stellar

FOR ADDITIONAL INFORMATION





Dan Zacchei
Longacre Square Partners
dzacchei@longacresquare.com

John Ferguson
Saratoga Proxy Consulting
jferguson@saratogaproxy.com
(212) 257-1311